EXHIBIT 10.1

1 March 2006

XenaCare Holdings Inc.

Suite 3208 – 7700 Congress Avenue

Boca Raton, FL

33487

Attention:  Frank Rizzo

Re:  SierraSil Marketing Agreement

Dear Sirs and Mesdames

Sierra Mountain Minerals, Inc. (the "Company") is pleased to submit this letter agreement (the "Agreement") outlining the terms and conditions under which XENACARE HOLDINGS, INC. (the "Consultant") has agreed to provide marketing and promotional services (the "Marketing Services") to the Company in order to increase the volume of SierraSil (the "Product") sold.  Initially, the territory shall be the United States of America (the "Territory").  However, it is expected that the Territory will be expanded when the marketing or promotional services are extended into other regions and such expansion shall be confirmed by mutual agreement in writing.  Together, the Company and the Consultant are the "Parties" and individually each is a "party" to this agreement.

This Agreement is intended to be a valid legal agreement between the Parties, documenting the agreement between the Company and the Consultant.

1.0

Marketing

Throughout the term of this Agreement, the Consultant shall provide marketing Services using television, radio and any other means it deems appropriate.  The Consultant shall propose a marketing plan that is designed to operate on an ongoing basis with the reasonable expectation of reaching a verifiable cumulative audience of approximately 100 million people per year.

The Consultant shall further provide Marketing Services by promoting Dr. Alex Xenakis' book "The Mineral Miracle" through seminars, media interviews and other public relations activities.  The Consultant shall use its best efforts to obtain the participation of Dr. Xenakis in such efforts.  The Company shall pay the reasonable out-of-pocket travel expenses incurred by Dr. Xenakis for public relations, seminars or other Product support activities.  Within North America, reasonable shall costs refer to "economy" airfare and moderate hotel, restaurant and related travel expenses.  For travel to overseas destinations outside of North America, reasonable shall refer to "economy plus" or business class expenses.  Where such activities or expenses are not part of a marketing plan pre-approved by the Company, the Consultant shall confirm an estimate of reasonable expenses with the Company in advance.

The Consultant shall further provide Marketing Services by using best efforts to introduce the Company to agents acting on behalf of individuals, groups or other entities willing to endorse, or whom the Company would reasonably expect to endorse, Product and whose endorsement the Company could reasonably expect would:  be sincere, be positive to Product and affordable (where affordable means justified by the expected increase in volume of Product sold and the cost was within the Company's budget expectations).  Endorsers should be relevant to the use of Product and may include active or retired representatives of athletic, medical, academic, business, entertainment or other such pursuits.

2.0

Consulting fee

In consideration of the provision of Marketing Services, the Company shall pay the Consultant a consulting fee equal to 4% of the invoiced value of the Company's net bulk sales in the Territory (and additional Territories added by mutual agreement) up to 10,000 kg of Product and 6% in respect of the invoiced value of net bulk sales in the Territory (and additional Territories added by mutual agreement) that are in excess of 10,000 kg.  Net sales are actual sales less bad debts written off, returns, marketing rebates, transportation fees and other related transaction costs.  The Consulting fee shall be payable quarterly.

In the event Dr. Xenakis is unwilling or unable to cooperate with the Consultant or to deliver Marketing Services, no consulting fee shall be payable.

The Consultant agrees to promote use of the Product heavily and in such a manner as could reasonably be expected for the value of the consulting fee.  From time to time, and no less often than annually, the Consultant shall provide the Company with a written report on the results of its marketing and promotional activities.

3.0

Minimum Quantities

In the absence of this Agreement, the Company estimates the current production volume for the Territory will be 22,500 kg for 2006 and forecasts that volume to double for each of 2007 and 2008 and thereafter to increase at a rate of 35% per annum.  It is expected that this Agreement will enhance the probability of achieving this or greater growth in the annual production volume.

4.0

Term and Termination

The initial term of the License shall be three years, with automatic annual renewals thereafter provided the Agreement is not otherwise terminated under the provisions below and provided there is not default and provided the product license agreement with XenaCare Holdings, Inc. (entered into at approximately the same time as this Agreement) continues in force.

2

Either party may exercise immediate termination on usual commercial termination provisions, i.e. on bankruptcy (or similar event) of the other party or thirty (30) day unremedied material breach, government legislative interference or force majeure extending beyond 60 days.  The Company may terminate without notice on the sale or change of control in Consultant, breach or termination of the License (as defined in the XenaCare Holdings, Inc. product license agreement), death, incapacity or refusal of Dr. Xenakis, or breach of Confidentiality.  Either party may terminate the Agreement, at its discretion, on written notice provided at least 90 days in advance following the initial term.

In the event that either the Consultant or Dr. Xenakis is accused (requiring a threshold of at least publication in a national media source or well regarded medical or nutritional publication) or convicted of any act that in the absolute discretion of the Company constitutes an act that is of a serious immoral or unethical nature of detrimental to the reputation or branding of Product, the Company shall have, without waiving any claim to damages, terminate this Agreement.

On termination, the Company shall have no obligation to continue to pay consulting fees unless the Company exercises termination without cause.  In such case, the consulting fees shall be payable at a rate reducing by 1/4 in each calendar quarter such that the base (4% to 10,000 kg) would decline as follows:  4%, 3%, 2% and 1% in successive quarters and the incremental rate (6% over 10,000 kg) would as follows:  6%, 4.5%, 3%, 1.5% over successive calendar quarters.

5.0

Consultant Obligations

The Consultant shall provide only Promotional Services that:

(a)

are consistent with all rules and regulations in markets where the promotion takes place or is directed;

(b)

do not, directly or indirectly, make, affirm, recommend or in any other way promote dosages (in mg per day) or Product claims inconsistent with those approved by the Company;

(c)

are covered by appropriate product liability insurance; and

(d)

respond appropriately to the failure, compromise or recall of XenaCare Holdings, Inc. products containing Product.

Additionally, without the prior consent of the Company, the Consultant shall not attempt to register any improvements, modifications or trade secrets related to combinations of the Product.

3

6.0

Research

The Consultant shall assist the Company to assess the effectiveness of Product by assisting in the design and conduct of clinical research, presentment of study participants and analysis of results.  Study parameters should be of adequate quality to be commercially accepted as scientifically valid or as suitable to be easily and understandably conveyed to a general audience.

All research information, including proposed, preliminary or final parameters, any data or results and any comment or analysis is confidential information and the sole property of the Company.

7.0

Confidentiality

The Parties agree that all information received from the other Party is confidential unless stated otherwise and agrees to take reasonable efforts to protect the other Party's confidential information.  Standard commercial exceptions for lawful compulsory disclosure, no-fault of the Parties public domain disclosure and information expressly labeled promotional.  Confidentiality obligations survive termination.

8.0

Priority of Consultant

The Consultant shall not promote competing mineral products originating from earth (not plant) based sources with similar claimed benefits to the Product, or invest in companies that do any of those things, during the term of the License and this limitation shall continue for two years after termination of the License unless otherwise agree to in writing by the Company.

9.0

Intellectual Property

"SierraSil" is a trademark of Sierra Mountain Minerals, Inc., and is also US and international patent pending.  In providing Marketing Services, the Consultant shall only use a Company-approved reproduction of the name SierraSil or any related trademark.

The Company warrants it has the trademark and patent rights it claims and the Consultant warrants it will not infringe thereon or contest their validity or make any claim to such marks or patents.

The Consultant shall not distribute any marketing Services without first obtaining review and approval by the Company of the materials to be distributed and the Consultant shall be responsible for ensuring any such materials are in accordance with local law and regulation.

4

10.0

Insurance

Both the Company and the Consultant shall maintain at their sole cost and expense, and maintain for the duration of this Agreement, and any extensions, appropriate Commercial General Liability Insurance Coverage including bodily injury and property damage, personal injury and advertising injury, product liability and completed operations and contractual liability.  Coverage will be placed with a carrier rated not less than "A" by A.M. Best & Company or equivalent agency within the Territory.

The Company and the Consultant shall furnish a certificate or insurance to the other as evidencing coverage as agreed to.  The coverage will include a 30-day notice of cancellation provision.

11.0

Books and Records

The Parties shall keep clear and proper books and records and shall permit the other Party to appoint a mutually acceptable auditor in the event of concerns regarding a breach of the agreement.  Such auditor shall only be entitled to access relevant records upon reasonable request during normal business hours during the term of the License, and after if there are unsettled claims, with the intent of monitoring compliance with the agreement.

12.0

Notice

Notices required under this Agreement shall be in writing but may be delivered to either party at the address or fax number provided by each Party as part of this Agreement or as updated, by written notice, from time to time.

13.0

Status and Assignment

Nothing in the License shall make the parties anything other than buyer and seller.  No partnership agency of joint venture shall be created.  The Company and the Consultant shall have the right to assign all or part of its own rights under this Agreement to any wholly owned subsidiary or affiliated without the consent of the other Party.  Any other assignment by the Consultant requires the written consent of the Company.

14.0

Dispute Resolution and Governing Law

The Agreement is to be governed exclusively by British Columbia law and the exclusive jurisdiction of the British Columbia courts but the Parties agree to resolve any disputes by arbitrator under the British Columbia International Commercial Arbitration Centre arbitration rules.

5

We appreciate the opportunity to enter into Agreement with you.  If you are in agreement with the terms and conditions described above, please sign this Agreement in the area designated below and return one signed original to us for our records.

Sincerely,

/s/ Frank P. Bentley

Michael P. Bentley

Sierra Mountain Minerals, Inc.

/s/ Frank Rizzo__________________

Frank Rizzo

6